Exhibit 99.10

PRESS RELEASE

Turkey: TotalEnergies partners with Rönesans Holding to
develop renewable energy in the country

Paris, July 24, 2023 – TotalEnergies has signed an agreement with Rönesans Holding to acquire a 50% stake in Rönesans Enerji and jointly develop, through this joint-venture, renewable projects in Turkey, which is a liberalized growing electricity market.

Rönesans Enerji is currently operating a portfolio of 166 MW hydro assets. The company has as well secured a pipeline of more than 700 MW of wind, photovoltaic, and battery storage assets.

Leveraging TotalEnergies knowhow in onshore wind and solar development and in electricity trading and Rönesans deep knowledge of the local electricity market, Rönesans Enerji’s ambition is to produce 2 GW of renewable energy by 2028.

The production generated by these sites will be marketed, notably by selling it directly on the electricity market or by entering into power purchase agreements (PPAs) with end-buyers. These projects, which are cost-competitive given the quality of Turkey's renewable potential, are in line with the Company's strategy of becoming an integrated player in the electricity markets, taking advantage of price volatility, and will contribute to achieving the Integrated Power Business Unit's double-digit profitability targets.

“We are delighted to join forces with Rönesans, which has developed a diversified portfolio of assets including wind, hydro and solar power. Given the outlook for the Turkish market and the quality of the renewable sites in the country, we are convinced that this new partnership will be a further step towards our goal of developing our Integrated Power activity profitably. I'm delighted that it will also help boost Turkey's renewable energy sector”, said Stéphane Michel, President Gas, Renewables & Power for TotalEnergies.

“We deeply value investments in renewable energy both in Turkey and worldwide. With a goal of playing an active part in Turkey’s green energy transition, it was crucial that we work with a reputable and impactful global player. We’re excited to collaborate with TotalEnergies to jointly invest in green projects. While adding a new partner to our global shareholders, we are always excited to invest in our country”, said Erman Ilicak, Rönesans Holding’s President.

The transaction is subject to regulatory and administrative approvals.

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a profitable portfolio of activities in electricity and renewables. At the end of March 2023, TotalEnergies' gross renewable electricity generation installed capacity was 18 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About

Rönesans Holding

Rönesans Holding, headquartered in Ankara, is the 24th largest international contracting company globally and the 8th in Europe* with international operation in 30 countries across Europe, Central Asia, the Middle East and Africa - including Ballast Nedam in the Netherlands and Heitkamp in Germany, Rönesans has been operating as the main contractor and investor successfully for 30 years across construction, real estate development, energy, healthcare and industrial facilities. Putting resilience and growth through innovation at the core of the company, with a priority on sustainability and social development, Rönesans has developed projects supporting students with scholarships, academic platforms and initiatives; been a signatory of the UN Global Compact since 2015; and a signatory of the UN Women’s Empowerment Principles since 2016.

Along with its partners IFC, GIC, Meridiam Infrastructure, Sojitz, Samsung [and Total Energies], Rönesans has invested more than EUR7 billion into pioneering projects in Türkiye. *According to Engineering News Record 2022, World’s Top 250 International Contractors.

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).